SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE

13D-2(B)*

Design Within Reach, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

250557105 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 250557105	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert J. Forbes, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 1,700,500 shares 6 SHARED VOTING POWER 0 shares 7 SOLE DISPOSITIVE POWER 1,700,500 shares 8 SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,500 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2% (1)
12	TYPE OF REPORTING PERSON IN

(1)	Based on 12,857,180 shares of Common Stock of Design Within Reach, Inc. outstanding as of October 28, 2004, as reported by Design Within Reach, Inc. in its Form 10-Q for the quarterly period ended September 25, 2004, filed on October 29, 2004, and computed in accordance with Rule 13d-3(d)(1).

Item 1	(a).	Name of Issuer:

Design Within Reach, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

225 Bush Street, 20th Floor San Francisco, CA 94104

Item 2	(a).	Name of Persons Filing:

Robert J. Forbes, Jr.

Item 2	(b).	Address of Principal Business Office:

225 Bush Street, 20th Floor San Francisco, CA 94104

Item 2	(c).	Citizenship:

Robert J. Forbes, Jr. is a United States citizen.

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”), of Design Within Reach, Inc., a Delaware corporation.

Item 2	(e).	CUSIP Number:

250557105

Item 3.	This statement is not filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), and therefore this item is not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:

1,700,500 shares of Common Stock

(b) Percent of Class:

13.2%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

1,700,500

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

1,700,500

(iv) shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROBERT J. FORBES, JR.

/s/ Robert J. Forbes, Jr.
Name: Robert J. Forbes, Jr.
Date: February 9, 2005